EXHIBIT 21.1
FIDELITY NATIONAL FINANCIAL, INC.
List of Subsidiaries December 31, 2019
Significant Subsidiaries

COMPANY	INCORPORATION
FNTG Holdings, LLC	Delaware
Chicago Title Insurance Company	Florida
Fidelity National Title Group, Inc.	Delaware
ServiceLink Holdings, Inc.	Delaware
Fidelity National Title Insurance Company	Florida
Commonwealth Land Title Insurance Company	Florida